UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
2⅞% CONVERTIBLE NOTES DUE 2010 — SERIES B
(Title of Class of Securities)
512815AH4
(CUSIP Number of Class of Securities)
Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Stacie Aarestad, Esq.	Daniel J. Zubkoff, Esq.
Edwards Angell Palmer & Dodge LLP	Cahill Gordon & Reindel LLP
111 Huntington Avenue At Prudential Center	80 Pine Street
Boston, Massachusetts 02199-7613	New York, New York 10005
(617) 239-0100	(212) 701-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$130,561,743	$7,286
(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $133,567,000 aggregate principal amount of the issuer’s 2⅞% Convertible Notes due 2010 — Series B at the tender offer price of $977.50 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $7,155
Form or Registration No.: Schedule TO-I
Filing Party: Lamar Advertising Company
Date Filed: June 11, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Lamar Advertising Company, a Delaware corporation (the “Company”), on June 11, 2009 (as amended, the “Schedule TO”), relating to the offer (the “Offer”) to purchase for cash any and all of the Company’s 2⅞% Convertible Notes due 2010 — Series B (the “Notes”) upon the terms and conditions set forth in the Offer to Purchase, dated June 11, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal, previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, each as amended or supplemented herewith. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.
     Item 1 of Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:
     “On June 29, 2009, the Company issued a press release announcing an increase in the purchase price of the Notes to $977.50 per $1,000 principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment and an extension of the Offer until 12:00 midnight, New York City Time, at the end of July 14, 2009. A copy of the press release is attached hereto as Exhibit (a)(5)(ii) and is incorporated herein by reference.”
     The paragraph entitled “Consideration; Accrued Interest” on page 1 of the Offer to Purchase is hereby amended by deleting the first sentence in such paragraph in its entirety and replacing it with the following sentence:
     “The Consideration offered is cash in an amount equal to $977.50 per $1,000 principal amount of Notes purchased in the Offer.”
     The paragraph entitled “Expiration Time” on page 1 of the Offer to Purchase is hereby amended by deleting the words “July 9” and replacing them with “July 14”.

Item 4.	Terms of the Transaction.
     Item 4(a)(1) of Schedule TO is hereby amended and supplemented by incorporating by reference therein the information contained in Item 1 above.

Item 6.	Purposes of the Transaction and Plans or Proposals.
     Item 6(c) of Schedule TO is hereby amended as follows:
     The section entitled “The Offer — Source and Amount of Funds” on page 6 of the Offer to Purchase is hereby amended by deleting the first sentence of such section in its entirety and replacing it with the following sentence:
     “The total amount of funds required to purchase all of the outstanding $133,567,000 aggregate principal amount of the Notes at a price equal to $977.50 per $1,000 principal amount, to pay all accrued and unpaid interest on such Notes and to pay all anticipated fees and expenses in connection therewith is expected to be approximately $130.8 million.”

Item 7.	Source and Amount of Funds of Other Consideration.
     Item 7(a) of Schedule TO is hereby amended by incorporating by reference therein the information contained in Item 6 above.

Item 12.	Exhibits.
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:
“(a)(5)(ii)	Press Release dated June 29, 2009.”

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: June 29, 2009	LAMAR ADVERTISING COMPANY
	By:	/s/ Keith A. Istre
Keith A. Istre
Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(i)	Offer to Purchase dated June 11, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release dated June 11, 2009.*

(a)(5)(ii)	Press Release dated June 29, 2009.

(b)	None.

(d)(1)	1996 Equity Incentive Plan, as amended and restated in February 2009. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 29, 2009, and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended and restated in February 2009. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-30242) filed on March 10, 2005, and incorporated herein by reference.

(d)(3)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-30242) filed on March 15, 2006, and incorporated herein by reference.

(d)(4)	Form of Restricted Stock Agreement for Non-Employee Directors. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(5)	2000 Employee Stock Purchase Plan. Previously filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-30242) filed on March 1, 2007, and incorporated herein by reference.

(d)(6)	2009 Employee Stock Purchase Plan. Previously filed as Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 0-30242) filed on April 24, 2009, and incorporated herein by reference.

(d)(7)	Lamar Advertising Company Non-Management Director Compensation Plan. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(8)	Summary of Compensatory Arrangements, dated March 4, 2009. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 6, 2009 and incorporated herein by reference.

Exhibit
No.	Description

(d)(9)	Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.

(d)(10)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of June 16, 2003. Previously filed as Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003 and incorporated herein by reference.

(d)(11)	Second Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of July 3, 2007. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on July 9, 2007 and incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously filed.